

Mail Stop 3561

September 30, 2016

Via E-mail
Wanjun Xie
Chief Executive Officer
Landbay Inc
3906 Main Street, 207
Flushing, NY 11354

> **Re:** **Landbay Inc**
> **Amended Registration Statement on Form S-1**
> **Filed September 22, 2016**
> **File No. 333-210916**

Dear Mr. Xie:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2016 letter.

Risk Factors, page 5

1. Please revise to provide risk factor disclosure addressing the conflicts of interest with Mr. Xie managing companies that are engaged in the same business.

Directors, Executive Officers, Promoters and Control Persons, page 18

2. We note your disclosure regarding the multiple filers Mr. Xie is involved with and that "all of these corporations are all engaged in the same business." Please address the inherent conflicts of interest of running companies that are engaged in the same business and how your company will handle the conflicts.

3. We note your disclosure that Mr. Xie is involved with Dewriver Inc. with a principal business of "engaging in the trading of the spot gold and the spot silver." Please revise to clarify the status of the Dewriver company.

You may contact Brian McAllister at (202) 551-3341 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining